ADVANCING TO PRODUCTION TSX: POM, NYSE Amex: PLM	390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940
www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

NEWS RELEASE	2011-21

POLYMET CLOSES $20 MILLION PRIVATE PLACEMENT WITH GLENCORE

Hoyt Lakes, Minnesota, December 6, 2011 - PolyMet Mining Corp. (TSX: POM; NYSE AMEX: PLM) (“PolyMet” or the “Company”) has closed its previously announced private placement (the “Offering”) with Glencore AG, a wholly-owned subsidiary of Glencore International plc (“Glencore”), issuing 13,333,333 common shares of the Company (the “Shares”) at US$1.50 per Share, for gross proceeds of US$20 million, and warrants to purchase 2,600,000 common shares of PolyMet at US$1.50 per share at any time until December 31, 2015, subject to mandatory exercise if certain conditions are met.

Approximately US$7.0 million of the proceeds from the Offering will be used to repay outstanding notes to Cliffs Natural Resources Inc. The balance will be for environmental review, permitting and other project costs.

The previously announced amendments to PolyMet's existing secured exchangeable debentures (the "Debentures") issued to Glencore and the amendments to the terms of the warrants issued to Glencore in November 2010 have also been completed.

Glencore Financing

With completion of the Offering, Glencore has purchased common shares of PolyMet in the aggregate amount of US$65.0 million and has loaned US$28.5 million (including capitalized interest as of November 30, 2011) of Debentures.

Glencore now owns an aggregate of 41,967,842 common shares of PolyMet, representing 24.1% of the 174,459,124 common shares outstanding. In addition, Glencore has certain rights and obligations comprising:

[]	Pursuant to the private placement completed in 2010, Glencore agreed to acquire an additional 5 million common shares of PolyMet at US$2.00 per share no later than October 15, 2012;

[]	Glencore holds US$28.5 million in Debentures which are payable on the earlier of i) PolyMet giving Glencore ten days notice that PolyMet has received permits necessary to start construction of its NorthMet project and availability of senior construction finance, in a form reasonably acceptable to Glencore (the "Early Maturity Event"), and ii) September 30, 2014. The initial principal and capitalized interest will be exchanged into common shares of PolyMet at US$1.50 per share upon occurrence of the Early Maturity Event and may be exchanged by Glencore at any time at the same price per share for an additional 19,031,770 common shares of PolyMet; and

[]	PolyMet has issued to Glencore warrants to purchase 5,600,000 common shares of PolyMet at US$1.50 per share at any time until December 31, 2015, subject to mandatory exercise if the 30-day volume weighted average price of PolyMet shares is equal to or greater than 150% of the exercise price and PolyMet provides notice to Glencore that it has received permits necessary to start construction of its North Met Project and availability of senior construction finance, in a form reasonably acceptable to Glencore. Following satisfaction of the conditions for mandatory exercise, if Glencore does not elect to exercise the warrants, the warrants will expire.

On a partially diluted basis, assuming that all such common shares are acquired by Glencore under the existing agreements, but excluding issuance of shares committed to others under existing share compensation agreements, Glencore would hold a total of 71,599,612 common shares representing approximately 35.1% of PolyMet’s partially diluted common shares. Glencore acquired the Shares in the ordinary course of Glencore's business and may from time to time acquire additional securities of PolyMet and/or its subsidiaries, dispose of some or all of the existing or additional securities it holds or will hold, or may continue to hold its then current position. Persons who wish to obtain a copy of the early warning report to be filed by Glencore in connection with this transaction may obtain a copy of such report from www.sedar.com or by contacting PolyMet's representative listed below.

The Shares have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption under the Securities Act and applicable state laws.

This notice is issued pursuant to Rule 135c under the Securities Act and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Shares in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one-and-a-quarter million hours of construction labor and create approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

About Glencore International plc

Glencore is one of the world’s leading integrated producers and marketers of commodities, headquartered in Baar, Switzerland, and listed on the London and Hong Kong Stock Exchanges. Glencore has worldwide activities in the production, sourcing, processing, refining, transporting, storage, financing and supply of Metals and Minerals, Energy Products and Agricultural Products. Glencore AG, which maintains offices in Stamford, Connecticut, is a subsidiary of Glencore International plc.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, CEO

For further information regarding PolyMet, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (212) 867-1834	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
Tel: +1 (845) 742-8153	Tel: +1 (226) 663-3000
cagresti@polymetmining.com	amacdougall@polymetmining.com

For further information regarding Glencore, please contact:

Paul Smith (Investors)	Simon Buerk (Media)	Finsbury (Media)
t: +41 (0)41 709 2487	t: +41 (0)41 709 2679	Guy Lamming
m: +41 (0)79 947 1348	m: +41 (0)79 955 5384	Dorothy Burwell
e: paul.smith@glencore.com	e: simon.buerk@glencore.com	T: +44 (0)20 7251 3801

Charles Watenphul (Media)
t: +41 (0) 41 709 2462
m: +41 (0) 79 904 33 20
e: charles.watenphul@glencore.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to anticipated use of proceeds of the Offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2011 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the year ended January 31, 2011 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.